Amendment No. 1

to the

JNL Series Trust Amended and Restated Bylaws

The Amended and Restated Bylaws of JNL Series Trust (the "Trust") are hereby amended this 9th day of December 2015, as follows:

Section 5.07, shall be added to ARTICLE V, GENERAL PROVISIONS, to read as follows:

Section 5.07.  Forum for Adjudication of Disputes.  Unless the Trust consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Trust, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Trustee, officer or other employee of the Trust to the Trust or the Trust's Shareholders, (iii) any action asserting a claim arising pursuant to any provision of Massachusetts law or the Declaration of Trust or these By-Laws, (iv) any action to interpret, apply, enforce or determine the validity of the Declaration of Trust or these By-Laws or (v) any action asserting a claim governed by the internal affairs doctrine shall be the courts of the Commonwealth of Massachusetts (each, a "Covered Action").  Any person purchasing or otherwise acquiring or holding any interest in shares of beneficial interest of the Trust shall be (i) deemed to have notice of and consented to the provisions of this Section 5.07, and (ii) deemed to have waived any argument relating to the inconvenience of the forums referenced above in connection with any action or proceeding described in this Section 5.07.

If any Covered Action is filed in a court other than the courts of the Commonwealth of Massachusetts (a "Foreign Action") in the name of any Shareholder, such Shareholder shall be deemed to have consented to (i) the personal jurisdiction of the courts of the Commonwealth of Massachusetts in connection with any action brought in any such courts to enforce the first paragraph of this Section 5.07 (an "Enforcement Action") and (ii) having service of process made upon such Shareholder in any such Enforcement Action by service upon such Shareholder's counsel in the Foreign Action as agent for such Shareholder.  Furthermore, except to the extent prohibited by any provision of Massachusetts law or the Declaration of Trust, if any Shareholder shall initiate or assert a Foreign Action without the written consent of the Trust, then each such Shareholder shall be obligated jointly and severally to reimburse the Trust and any officer or Trustee of the Trust made a party to such proceeding for all fees, costs and expenses of every kind and description (including, but not limited to, all reasonable attorneys' fees and other litigation expenses) that the parties may incur in connection with any successful motion to dismiss, stay or transfer such Foreign Action based upon non-compliance with this Section 5.07.

If any provision or provisions of this Section 5.07 shall be held to be invalid, illegal or unenforceable as applied to any person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision(s) in any other circumstance and of the remaining provisions of this Section 5.07 (including, without limitation, each portion of any sentence of this Section 5.07 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons and circumstances shall not in any way be affected or impaired thereby.

The foregoing Amendment No. 1 to the Amended and Restated Bylaws was duly approved by the Board of Trustees of the Trust on December 9, 2015.

/s/ Susan S. Rhee
Susan S. Rhee, Secretary